Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

January 31, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated January 31, 2008 (Consolidated basis. USGAAP) [English translation].

2. Press Release dated January 31, 2008 referring to "Sumitomo Corporation to Acquire Shares in Sumitomo Metal Industries, Ltd. Backed by Expanded and Enhanced Mutual Cooperation" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

Sumitomo Corporation Announces Financial Results for the Third Quarter ended December 31, 2007

On January 31, 2008, Sumitomo Corporation announced its consolidated results for the nine-month period ended December 31, 2007, prepared on the basis of accounting principles generally accepted in the United States of America.

Net income for the nine-month period was 198.1 billion yen, an increase of 44.1 billion yen or representing 29% growth from the same period of the previous year.

1. Operating results

○ Gross profit was 704.0 billion yen, an increase of 68.6 billion yen or representing 11% growth from the same period of the previous year.

○ Businesses which contributed to the increase are as follows:

- Metal Products:
  Steel service center operations
- Transportation & Construction Systems:
  Automotive business and construction equipment business mainly in Europe
  Ship-related business
- Infrastructure:
  IPP* business mainly in Asia
  *IPP: Independent Power Producer
- Media, Network & Lifestyle Retail:
  SC Media & Commerce Inc., a newly consolidated subsidiary in Japan
- General Products & Real Estate
  Condominium sales in Tokyo metropolitan area

○ Selling, general and administrative expenses was 495.0 billion yen increased by 43.9 billion yen from the same period of the previous year, mainly in personnel expenses due to the newly consolidated subsidiaries and the expansion of business activities at the existing subsidiaries.

- Interest expense, net of interest income increased by 7.6 billion yen mainly due to the rise of yen interest rates.

- Equity in earnings of associated companies decreased by 5.6 billion yen to 46.2 billion yen. Although copper business in the Americas, Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) and Jupiter Telecommunication Co., Ltd. showed strong performances, we recognized 16.6 billion yen of hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

- Provision for doubtful receivables was 7.6 billion yen mainly in automobile finance business in Asia

- Gain on marketable securities and investments amounted to 77.4 billion yen due to the capital gains through the merger of leasing companies of Sumitomo Corporation Group and Sumitomo Mitsui Financial Group, business restructuring of Jupiter TV Co., Ltd. and other value realizations through the continuous replacement of assets.

- As a result, net income for the nine-month period ended December 31, 2007 totaled 198.1 billion yen.

- Our Basic Profit* was 156.7 billion yen, an increase of 5.3 billion from the same period of the previous year.

*The sum of gross profit, selling, general and administrative expenses, interest expense, net of interest income and dividends multiplied by 59% (to take into account income taxes) and combined with equity in earnings of associated companies.

- As for the net income of nine-month period by segment, 8 segments out of 10 segments increased net income from the same period of the previous year.

  On the other hand, Chemical & Electronics decreased net income due to the lower profit in Cantex Inc. which produces polyvinyl chloride pipes in the U.S. Financial & Logistics also decreased net income since commodity trading business was lower than the same period of the previous year.

2. Financial position

○ Total assets as of December 31, 2007 amounted to 7,869.5 billion yen, a decrease of 561.0 billion yen from March 31, 2007, since Sumisho Lease Co., Ltd., a subsidiary, has merged with the leasing company of Sumitomo Mitsui Financial Group and has become an associated company, while we expanded assets through the new consolidation of SC Media & Commerce Inc. and Sumitomo Mitsui Auto Service Company.

○ Shareholders' equity amounted to 1,609.9 billion yen, improved by 136.8 billion yen, mainly due to the increase in retained earnings. Shareholders' equity ratio improved to 20.5%.

3. Targets for the full fiscal year ending March 31, 2008

Targets for the fiscal year ending March 31, 2008 are as follows:

(Unit: billion yen)

	[Announced in Oct. 2007]
Gross Profit	980
Other income (expenses):	
SG & A	(695)
Interest expense, net of interest income	(46)
Dividends	15
Equity in earnings of associated companies, net	60
Other, net	57
Net Income	235

○ Gross profit for the nine-month period amounted to 72% of the fiscal year target and expects to achieve 980 billion yen for the full fiscal year. Strong performances of core businesses will continue in the fourth quarter.

○ Equity in earnings of associated companies for the nine-month period amounted to 77% of the fiscal year target and is expected to achieve 68 billion yen for the full fiscal year since performances in associated companies are expected to be continuously strong.

○ Basic profit and net income for the nine-month period amounted to 75% and 84% respectively of the fiscal year target. In addition, our core businesses such as Metal products, Transportation & Construction Systems, Mineral Resources & Energy businesses and Overseas Subsidiaries and Branches are expected to show strong performance. Therefore, although unstable world economy and other risk factors may affect worldwide business activities, we are confident to achieve the net income of 235 billion yen as announced in October.

For further information contact:
Sumitomo Corporation
Investor Relations Dept.
Phone: +81-3-5166-3522
Fax : +81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward

Highlights of consolidated quarterly results FY2007 (Nine-month period ended December 31, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Consolidated income

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Apr.1-Dec.31, 2007 (A)	Oct. 1-Dec.31, 2007	Apr.1-Dec.31, 2006 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage	Annual Targets announced in Oct. 2007 amount	Annual Targets announced in Oct. 2007 achievement	Results Year ended Mar. 31, 2007
Gross profit	7,040	2,368	6,354	686	11%	9,800	72%	8,577
Other income (expenses):								
Selling, general and administrative expenses	(4,950)	(1,658)	(4,510)	(439)	(10%)	(6,950)	71%	(6,099)
Personnel expenses	*(2,509)*	*(837)*	*(2,309)*	*(199)*	*(9%)*			
Facility related expenses	*(852)*	*(292)*	*(749)*	*(103)*	*(14%)*			
Other	*(1,589)*	*(529)*	*(1,452)*	*(137)*	*(9%)*			
Interest expense, net of interest income	(344)	(128)	(269)	(76)	(28%)	(460)	75%	(371)
Dividends	126	43	114	13	11%	150	84%	141
Equity in earnings of associated companies, net	462	212	518	(56)	(11%)	600	77%	703
Settlements on copper trading litigation	-	-	96	(96)	-			
Provision for doubtful receivables	(76)	(28)	(24)	(52)	(216%)			
(Loss) gain on property and equipment, net	(1)	0	10	(10)	-	570	121%	368
Gain on marketable securities and investments, net	774	539	126	648	514%			
Other, net	(6)	(10)	21	(27)	-			
Total other income (expenses)	(4,014)	(1,031)	(3,919)	(95)	(2%)	(6,090)	66%	(5,258)
Income before income taxes and minority interests in earnings of subsidiaries	3,026	1,337	2,436	591	24%	3,710	82%	3,319
Income taxes	(976)	(443)	(854)	(122)	(14%)	(1,240)	79%	(1,148)
Income before minority interests in earnings of subsidiaries	2,050	894	1,582	469	30%	2,470	83%	2,171
Minority interests in earnings of subsidiaries, net	(70)	(33)	(42)	(28)	(67%)	(120)	58%	(61)
Net income	1,981	861	1,540	441	29%	2,350	84%	2,110
Total trading transactions	86,230	29,276	78,594	7,635	10%	117,000	74%	105,283
Operating income	2,015	682	1,820	195	11%	2,780	72%	2,397
Basic profit (Calculation for reference)*	1,567	581	1,514	53	3%	2,099	75%	2,029

(The figures 570, 121% and 368 are bracketed across the rows from "Settlements on copper trading litigation" to "Other, net".)

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)x59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit

<Businesses which contributed to the increase>

- Steel service center operations
- Automobile and construction equipment businesses
- IPP* business mainly in Asia
  *Independent Power Producer
- SC Media & Commerce Inc. (former Jupiter TV / made it a subsidiary)
- Sales of Condominium in Tokyo metropolitan area

Selling, general and administrative expenses

- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at existing subsidiaries

Interest expense, net of interest income

	Apr 1-Dec 31, 2007	Apr.1-Dec.31, 2006	increase/ (decrease)
Interest income	214	258	(44)
Interest expense	(558)	(526)	(32)
Total	(344)	(269)	(76)

- Increased mainly due to the rise in interest rates of Japanese Yen

Equity in earnings of associated companies, net

- Strong performances in copper business in Indonesia (Batu Hijau copper & gold mine project) and the Americas, and in CATV business (Jupiter Telecommunications (J:COM))
- Hedge evaluation losses (16.6 billion yen) on the San Cristobal silver-zinc-lead mining project in Bolivia

Provision for doubtful receivables

- Increased in automobile finance business in Asia

Gain on marketable securities and investments, net

- Increased due to the mergers of leasing operations, the business restructuring of Jupiter TV, and other replacements of assets
- Loss related to securities of Seiyu

Basic profit

- Includes hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia

Reference		Apr.1-Dec 31, 2007	Apr.1-Dec 31, 2006
Foreign exchange (Yen/US$, ave.)	(Apr.-Dec.)	117.14	116.14
Interest (%) (YEN LIBOR6M, ave)	(Apr.-Dec.)	0.95%	0.45%
Interest (%) (US$ LIBOR6M, ave)	(Apr.-Dec.)	5.2%	5.4%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Sep.)	67	67

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

2. Segment Information

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Gross profit			Net income			Summary (Net income)
	Apr.1-Dec.31, 2007	Apr.1-Dec.31, 2006	increase/(decrease)	Apr.1-Dec.31, 2007	Apr.1-Dec.31, 2006	increase/(decrease)	
Metal Products	607	575	32	212	212	0	- Strong performance in Steel service center operations - Capital gain through sales of stocks in the same period of the previous year
Transportation & Construction Systems	1,178	1,054	124	351	203	148	- Capital gain through the merger of auto leasing operation - Strong performances in automobile, construction equipment and ships businesses
Infrastructure	300	243	57	152	105	47	- IPP business mainly in Asia
Media, Network & Lifestyle Retail	1,213	910	303	134	73	60	- Made SC Media & Commerce a subsidiary (former Jupiter TV) - Capital gain through the business restructuring of Jupiter TV - Loss related to securities of Seiyu
Chemical & Electronics	353	360	(7)	51	57	(6)	- Strong performance in agricultural chemicals business - Decreased earnings in Cantex Inc. (PVC pipe business in the U.S.)
Mineral Resources & Energy	357	371	(14)	252	170	83	- Strong performance in copper business in Indonesia and the Americas - Capital gain through sales of stocks - Hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia
General Products & Real Estate	925	853	72	140	111	29	- Strong performance in condominium sales in Tokyo metropolitan area
Financial & Logistics	226	225	1	37	55	(18)	- Decreased earnings in commodity trading business
Domestic Regional Business Units and Offices	317	300	18	56	44	12	- Strong performance in metal products trading
Overseas Subsidiaries and Branches	1,556	1,684	(128)	352	344	7	- Strong performances in businesses in Europe and Asia - Decreased earnings in tubular products business in North America
Segment Total	7,032	6,575	457	1,737	1,374	363	
Corporate and Eliminations	8	(220)	229	243	166	78	- Capital gain through the merger of general leasing operation - Received settlement on copper trading litigation in the same period of the previous year
Consolidated	7,040	6,354	686	1,981	1,540	441	

From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on April 1st, 2007.
The operating segment information of the same period of the previous year have also been reclassified.

3. Financial Position

	As of Dec. 31, 2007	As of Mar. 31, 2007	increase/(decrease)
Total assets	78,695	84,305	(5,610)
Total shareholders' equity	16,099	14,731	1,368
Shareholders' equity ratio	20.5%	17.5%	3.0pt
Interest-bearing liabilities, net	32,781	29,133	3,648
Debt-equity ratio, net (times)	2.0	2.0	-

Summary

《Total assets》
- Decrease factor:
  Sumisho Lease, a subsidiary, conducted merger and has become Sumitomo Mitsui Finance & Lease, an associated company
- Increase factor:
  Newly consolidated subsidiaries such as the merged company - Sumitomo Mitsui Auto Service

《Total shareholders' equity》
- Increases in retained earnings
- Decreases in unrealized holding gains on securities available-for-sale

<Reference information>

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Dec. 31, 2007			increase/(decrease) from Dec. 31, 2006		
	Profit	Loss	Total	Profit	Loss	Total
Japan	204	49	253	(26)	13	(13)
Overseas	535	76	611	(6)	(25)	(31)
Total	739	125	864	(32)	(12)	(44)

(Profit-making company ratio) 86% +1pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1-Dec.31, 2007			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	637	(42)	595	101	(23)	78
Overseas	976	(206)	770	127	(162)	(34)
Total	1,612	(247)	1,365	229	(185)	44

January 31, 2008

Consolidated quarterly results FY2007 (Nine-month period ended December 31, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Susumu Kato
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the nine-month period ended December 31, 2007

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))	Net income	(increase/ (decrease))
Nine months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
December 31, 2007	8,622,965	9.7	201,496	10.7	302,617	24.2	198,050	28.6
December 31, 2006	7,859,439	5.0	182,004	29.8	243,557	15.7	153,995	17.5
Year ended March 31, 2007	10,528,277		239,748		331,929		211,004	

	Net income per share (basic)	Net income per share (diluted)
Nine months ended	(yen)	(yen)
December 31, 2007	159.95	159.92
December 31, 2006	123.81	123.79
Year ended March 31, 2007	169.93	169.90

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of December 31, 2007	7,869,485	1,609,878	20.5	1,287.94
As of December 31, 2006	8,336,595	1,423,838	17.1	1,152.47
As of March 31, 2007	8,430,477	1,473,128	17.5	1,192.35

2. Targets (fiscal year ending March 31, 2008)

The Company has not reviewed the targets.

3. Others

(1) Increase/decrease of important subsidiaries during the fiscal year: None

(2) Adoption of simplified method in accounting procedures: None

(3) Changes in accounting policies: None

Management results

1. Operating results

Total trading transactions[1] for the nine-month period ended December 31, 2007 amounted to 8,623.0 billion yen representing 9.7% growth from the same period of the previous year.

Gross profit increased by 68.6 billion yen to 704.0 billion yen. Such businesses as steel service center operations (Metal Products Business Unit (BU)), automotive business and construction equipment business (Transportation & Construction Systems BU), IPP[2] business mainly in Asia (Infrastructure BU), condominium sales business in Tokyo metropolitan area (General Products & Real Estate BU) showed strong performances. In addition, SC Media & Commerce Inc., a newly consolidated subsidiary in Japan resulting from the business restructuring of Jupiter TV Co., Ltd. (Media, Network & Lifestyle Retail BU) contributed to the increase.

Selling, general and administrative expenses increased by 43.9 billion yen to 495.0 billion yen mainly due to the expansion of business bases at our subsidiaries.

As a result, operating income[1] increased by 19.5 billion yen to 201.5 billion yen.

Equity in earnings of associated companies decreased by 5.6 billion yen to 46.2 billion yen. The decrease is due to the hedge[3] evaluation losses of 16.6 billion yen on San Cristobal silver-zinc-lead mining project in Bolivia.

Gain on sales of marketable securities and other investments increased by 74.9 billion yen to 88.0 billion yen from value realizations through the replacement of assets.

As a result, net income totaled 198.1 billion yen, an increase of 44.1 billion yen or 28.6% growth from the same period of the previous year.

2. Financial position

Total assets as of December 31, 2007 amounted to 7,869.5 billion yen, a decrease of 561.0 billion yen from March 31, 2007, since Sumisho Lease Co., Ltd., a subsidiary, has merged with the leasing company of Sumitomo Mitsui Financial Group and became an associated company, while we expanded assets through the new consolidation of SC Media & Commerce Inc. and Sumitomo Mitsui Auto Service Company.

Shareholders' equity amounted to 1,609.9 billion yen, improved by 136.8 billion yen, mainly due to the increase in retained earnings. Shareholders' equity ratio increased to 20.5%.

---

[1] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purpose.

[2] IPP: Independent Power Producer

[3] The hedging transactions are one of the conditions for the project finance and fix a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into this project, we recognized evaluation losses of 16.6 billion yen, or 9.8 billion yen after tax, at the end of this nine-month period. As hedge accounting is not applicable to this transaction, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of December 31, 2007(Unaudited) and March 31,2007

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2007	March 31, 2007	December 31, 2007
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 511,462	¥ 436,814	$ 4,526
Time deposits	6,163	5,514	55
Marketable securities	23,214	17,304	205
Receivables-trade			
Notes and loans	290,491	292,630	2,571
Accounts	1,890,170	1,722,118	16,727
Associated companies	103,431	100,014	915
Allowance for doubtful receivables	(13,915)	(13,594)	(123)
Inventories	763,061	757,473	6,753
Deferred income taxes	40,481	39,314	358
Advance payments to suppliers	78,143	55,617	692
Assets held for sale	—	1,516,385	—
Other current assets	198,437	228,161	1,756
Total current assets	3,891,138	5,157,750	34,435
Investments and long-term receivables:			
Investments in and advances to associated companies	932,867	559,537	8,255
Other investments	756,184	833,825	6,692
Long-term receivables	824,409	706,107	7,296
Allowance for doubtful receivables	(23,681)	(28,454)	(210)
Total investments and long-term receivables	2,489,779	2,071,015	22,033
Property and equipment, at cost less accumulated depreciation	1,026,226	864,691	9,082
Goodwill and other intangible assets	359,643	255,526	3,183
Prepaid expenses, non-current	47,272	47,428	418
Deferred income taxes, non-current	18,349	11,632	162
Other assets	37,078	22,435	328
Total	¥ 7,869,485	¥ 8,430,477	$ 69,641

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of December 31, 2007(Unaudited) and March 31,2007

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2007	March 31, 2007	December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 722,488	¥ 461,931	$ 6,394
Current maturities of long-term debt	429,607	416,491	3,802
Payables-trade			
Notes and acceptances	116,553	107,865	1,031
Accounts	1,152,886	1,103,839	10,203
Associated companies	33,921	38,654	300
Income taxes	24,432	54,919	216
Accrued expenses	98,950	103,755	876
Advances from customers	119,378	79,152	1,056
Liabilities associated with assets held for sale	—	1,329,288	—
Other current liabilities	169,054	151,509	1,496
Total current liabilities	2,867,269	3,847,403	25,374
Long-term debt, less current maturities	2,995,083	2,764,352	26,505
Accrued pension and retirement benefits	10,379	9,835	92
Deferred income taxes, non-current	245,367	239,507	2,171
Minority interests	141,509	96,252	1,252
Shareholders' equity:			
Common stock	219,279	219,279	1,940
Additional paid-in capital	290,969	279,711	2,575
Retained earnings			
Appropriated for legal reserve	17,696	17,696	157
Unappropriated	908,334	755,159	8,038
	926,030	772,855	8,195
Accumulated other comprehensive income	174,883	222,290	1,548
Treasury stock, at cost	(1,283)	(21,007)	(11)
Total shareholders' equity	1,609,878	1,473,128	14,247
Total	¥ 7,869,485	¥ 8,430,477	$ 69,641

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

Consolidated Statements of Income

	Millions of Yen				Millions of U.S. Dollars
	2007			2006	2007
	Six months ended September 30	Three months ended December 31	Nine months ended December 31	Nine months ended December 31	Nine months ended December 31
Revenues:					
Sales of tangible products	¥ 1,330,111	¥ 657,193	¥ 1,987,304	¥ 1,922,279	$ 17,586
Sales of services and others	313,813	188,371	502,184	428,460	4,444
Total revenues	1,643,924	845,564	2,489,488	2,350,739	22,030
Cost:					
Cost of tangible products sold	1,093,439	537,713	1,631,152	1,600,529	14,435
Cost of services and others	83,280	71,016	154,296	114,779	1,365
Total cost	1,176,719	608,729	1,785,448	1,715,308	15,800
Gross profit	467,205	236,835	704,040	635,431	6,230
Other income (expenses):					
Selling, general and administrative expenses	(329,185)	(165,797)	(494,982)	(451,034)	(4,380)
Settlements on copper trading litigation	-	-	-	9,601	-
Provision for doubtful receivables	(4,767)	(2,795)	(7,562)	(2,393)	(67)
Impairment losses on long-lived assets	(493)	(3)	(496)	(318)	(4)
Gain (loss) on sale of property and equipment, net	427	(6)	421	1,283	3
Interest income	14,218	7,166	21,384	25,759	189
Interest expense	(35,818)	(20,005)	(55,823)	(52,610)	(494)
Dividends	8,304	4,341	12,645	11,354	112
Other than temporary impairment losses on securities	(10,179)	(456)	(10,635)	(518)	(94)
Gain on sale of marketable securities and other investments, net	33,685	54,320	88,005	13,126	779
Equity in earnings of associated companies, net	25,068	21,151	46,219	51,798	409
Other, net	431	(1,030)	(599)	2,078	(5)
Total other income (expenses)	(298,309)	(103,114)	(401,423)	(391,874)	(3,552)
Income before income taxes and minority interests in earnings of subsidiaries	168,896	133,721	302,617	243,557	2,678
Income taxes	53,312	44,291	97,603	85,396	864
Income before minority interests in earnings of subsidiaries	115,584	89,430	205,014	158,161	1,814
Minority interests in earnings of subsidiaries, net	(3,620)	(3,344)	(6,964)	(4,166)	(61)
Net income	¥ 111,964	¥ 86,086	¥ 198,050	¥ 153,995	$ 1,753
Disclosure of comprehensive income:					
Net income for the period	¥ 111,964	¥ 86,086	¥ 198,050	¥ 153,995	$ 1,753
Other comprehensive income (loss), net of tax:					
Net unrealized holding gains (losses) on securities available-for-sale	19,971	(57,445)	(37,474)	(1,517)	(332)
Foreign currency translation adjustments	18,661	(23,314)	(4,653)	19,468	(41)
Net unrealized gains (losses) on derivatives	1,305	171	1,476	1,751	13
Pension liability adjustments	(2,849)	(3,907)	(6,756)	-	(60)
Comprehensive income for the period	¥ 149,052	¥ 1,591	¥ 150,643	¥ 173,697	$ 1,333
Total trading transactions	¥ 5,695,355	¥ 2,927,610	¥ 8,622,965	¥ 7,859,439	$ 76,309

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
nine-month periods ended December 31, 2007 and 2006
(Unaudited)

Operating segments:

2007:

Segment	Gross profit	Net income	Segment assets (As of December 31)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 60,686	¥ 21,198	¥ 775,935	¥ 1,447,769
Transportation & Construction Systems	117,778	35,106	1,642,567	1,310,137
Infrastructure	30,009	15,190	462,994	252,775
Media , Network & Lifestyle Retail	121,333	13,367	661,513	423,149
Chemical & Electronics	35,299	5,143	404,572	845,724
Mineral Resources & Energy	35,732	25,240	800,540	2,041,792
General Products & Real Estate	92,482	13,977	765,452	656,837
Financial & Logistics	22,605	3,727	434,776	70,593
Domestic Regional Business Units and Offices	31,710	5,601	470,206	810,466
Overseas Subsidiaries and Branches	155,581	35,156	1,077,884	1,655,268
Segment Total	703,215	173,705	7,496,439	9,514,510
Corporate and Eliminations	825	24,345	373,046	(891,545)
Consolidated	¥ 704,040	¥ 198,050	¥ 7,869,485	¥ 8,622,965

2006:

Segment	Gross profit	Net income	Segment assets (As of March 31)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 57,459	¥ 21,184	¥ 799,211	¥ 1,279,059
Transportation & Construction Systems	105,404	20,296	1,140,692	1,335,907
Infrastructure	24,274	10,514	472,603	215,357
Media , Network & Lifestyle Retail	91,000	7,340	513,927	338,954
Chemical & Electronics	36,009	5,730	390,521	775,686
Mineral Resources & Energy	37,140	16,973	726,421	1,501,930
General Products & Real Estate	85,258	11,091	741,721	633,119
Financial & Logistics	22,546	5,501	430,059	171,201
Domestic Regional Business Units and Offices	29,953	4,354	508,777	790,301
Overseas Subsidiaries and Branches	168,423	34,446	1,035,653	1,546,662
Segment Total	657,466	137,429	6,759,585	8,588,176
Corporate and Eliminations	(22,035)	16,566	1,670,892	(728,737)
Consolidated	¥ 635,431	¥ 153,995	¥ 8,430,477	¥ 7,859,439

2007:

Segment	Gross profit	Net income	Segment assets (As of December 31)	Total trading transactions
	Millions of U.S.Dollars			
Metal Products	$ 537	$ 188	$ 6,867	$ 12,812
Transportation & Construction Systems	1,042	311	14,536	11,594
Infrastructure	266	134	4,097	2,237
Media , Network & Lifestyle Retail	1,074	118	5,854	3,745
Chemical & Electronics	312	45	3,580	7,484
Mineral Resources & Energy	316	223	7,084	18,069
General Products & Real Estate	818	124	6,774	5,813
Financial & Logistics	200	33	3,848	625
Domestic Regional Business Units and Offices	281	50	4,161	7,172
Overseas Subsidiaries and Branches	1,377	311	9,539	14,648
Segment Total	6,223	1,537	66,340	84,199
Corporate and Eliminations	7	216	3,301	(7,890)
Consolidated	$ 6,230	$ 1,753	$ 69,641	$ 76,309

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥113=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

3) From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on Apirl 1st, 2007. The operating segment information of the same period of the previous year have also been reclassified.

January 31, 2008

For Immediate Release

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053, Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel.+81-3-5166-3089

Sumitomo Corporation to Acquire Shares in Sumitomo Metal Industries, Ltd. Backed by Expanded and Enhanced Mutual Cooperation

At the meeting of the Board of Directors held today, Sumitomo Corporation (the "Company") has decided to acquire a further 2.0% equity interest in the issued shares of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") in order to expand and enhance mutual cooperation and business development. Details are as below.

1. Reason for share acquisition

Sumitomo Metals and the Company have long been important strategic partners, having cooperated on numerous ventures in various business areas, for example in the procurement of raw materials and product sales. Further more, in anticipation of strong demand for high-grade seamless pipes for oil and gas production based on strong world wide demand for energy, the Company has decided to take a stake worth 10 billion Japanese Yen in the high-grade seamless pipe joint venture established by Sumitomo Metals and Vallourec Group in Brazil to enhance the supply sources.

With a view to expanding and enhancing further mutual cooperation and business development with Sumitomo Metals, the Company has decided to acquire the shares of Sumitomo Metals via third-party allotment, while Sumitomo Metals has decided to acquire the shares of the Company worth 15 billion Japanese yen.

2. No. of shares to be purchased, shareholding before and after purchase

(1) No. of shares held before purchase : 362,206,400 (shareholding:7.54%)
(2) No. of shares to be purchased : 96,120,000 (shareholding:2.00%)
(3) No. of shares to be held after purchase : 458,326,400 (shareholding:9.54%)
(4) Acquisition Cost: ¥517/share
(the average of closing price from Jan. 24, 2008 to Jan. 30, 2008)

(5) Acquisition methods: Subscription third-party allotment of treasury stock held by Sumitomo Metals

3. Schedule

January 31, 2008: Board of Directors' Resolution

February 20, 2008: Scheduled payment for shares

<Profile of Vallourec>

1. Chairman of the Management Board: Pierre Verluca
2. Headquarters: France
3. Sales: 5,542 million euro (2006)
4. Seamless pipe manufacturing plants: France, Germany, Brazil, and U.S.
5. Employees: Approx. 18,000 (2006)

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